Companhia de Saneamento Básico do Estado de São Paulo
Superintendência de Captação de Recursos e Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669
www.sabesp.com.br

São Paulo, December 29, 2010

VIA EDGAR TRANSMISSION

Andrew Mew

Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631
Fax: (703) 813-6980

Re:	Basic Sanitation Company of the State of São Paulo - SABESP
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed July 15, 2010
File No. 000-31317

Request for Additional Period to Respond to Staff’s Comment Letter dated December 17, 2010

Dear Mr. Mew:

We refer to the comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated December 17, 2010, received by the Basic Sanitation Company of the State of São Paulo - SABESP (the “Company”) on December 17, 2010, concerning the Company’s annual report on Form 20-F filed with the SEC on July 15, 2010 (the “Form 20-F”).

We have been asked to provide a response within ten business days, or advise the Staff of when we will be able to provide the requested response.

We have analyzed comments 1 through 21 of the Staff’s comment letter and have concluded that we will not be able to meet the 10 business days’ response deadline, for the following reasons:

(1)
in order to properly address the Staff’s comments, we will need to involve our auditors (who have informed us they will not be fully available until early January 2011 due to year-end holidays) as well as several departments within the Company;

(2)	most of the responses to the Staff’s comments will require review and approval by our audit committee, which is next due to meet in mid-January 2011; and

(3)
following the election of a new governor for the State of São Paulo (our controlling shareholder) in Brazil’s elections in late 2010, we expect that some or all of our senior management, including our chief executive officer, may be replaced during January 2011; as a result, it would be difficult to obtain review and approval of a response letter by senior management at this time.

Companhia de Saneamento Básico do Estado de São Paulo
Superintendência de Captação de Recursos e Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669
www.sabesp.com.br

As a result of these factors, we would like to request an extension to provide you with a response by January 31, 2011.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Mr. Robert Ellison at Shearman & Sterling LLP (telephone +55-11-3702-2200, fax +55-11-3702-2224, e-mail rellison@shearman.com).

Sincerely,

/s/ Gesner José de Oliveira Filho
Basic Sanitation Company of the State of São Paulo - SABESP
Name: Gesner José de Oliveira Filho
Title: Chief Executive Officer

cc:	Donna Di Silvio, Staff Accountant, Division of Corporation Finance
Lilyanna Peyser, Staff Attorney, Division of Corporation Finance

Securities and Exchange Commission